Brian F. Faulkner
                            A PROFESSIONAL LAW CORPORATION
    27127 CALLE ARROYO, SUITE 1923 .  SAN JUAN CAPISTRANO, CALIFORNIA 92675
                T:  949.240.1361    F:  949.240.1362  C: 714.608.2125
                                  E: BRIFFAULK@AOL.COM





VIA FEDERAL EXPRESS AND EDGAR


May 12, 2006


H. Christopher Owings, Assistant Director
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:  RMD Technologies, Inc.
     Amendment No. 5 to Registration Statement on Form 10-SB
     Filed March 1, 2006
     Amendment No. 2 to Form 10-KSB for the Fiscal Year Ended May 31, 2005 Filed March 1, 2006
     Amendment No. 1 to Form 10-QSB for the Quarter Ended August 31, 2005 Filed March 2, 2006
     Form 10-QSB for the Quarter Ended November 30, 2006
     Filed January 17, 2006
     File No. 0-51109

Dear Mr. Owings:

     This letter is in response to your letter of March 30, 2006 with regard to Amendment No. 5 to the Form 10-SB registration statement of RMD Technologies, Inc., a California corporation ("Company"), filed on March 1, 2006, Amendment No. 2 to Form 10-KSB for the Fiscal Year Ended May 31, 2005, filed on March 1, 2006, Amendment No. 1 to Form 10-QSB for the Quarter Ended August 31, 2005, filed on March 2, 2006, and the Form 10-QSB for the Quarter Ended November 30, 2006, filed on January 17, 2006. Each comment point in your letter will be addressed below and in an amended Form 10-SB, an amended Form 10-KSB, amended Form 10-QSB's to be filed on EDGAR:

1. Additional disclosure under Risk Factors, Adjustable Conversion Price Feature, has been made as requested.

2. The reference to Golden Gate was a typographical error. Golden Gate has no relationship to the Company. This has been changed under Risk Factors, If the Company is Unable to Issue Shares.

3. The reference to lack of dividend payments was not made in connection with a discussion of the results of the company but only in the context of the potential affect on the investment value of the Company's common stock.

4. In response to your comments, changes have been made to Revenues section of the MD&A.

5. In response to your comments, changes have been made to Selling, General and Administrative Expenses section of the MD&A.

6. In response to your comments, changes have been made to the Liquidity and Capital Resources section of the MD&A.

7. Since La Jolla Cove Investors has contractually agreed under the terms of the Securities Purchase Agreement with the Company not to ever exceed an ownership interest in the Company in excess of 9.99%, only 9.99% of the total issued and outstanding shares of common stock of the Company of 15,002,300 as of May 1, 2006 has been included.

8. The Directors, Officers, Promoters, and Control Persons section of the document makes clear that Suzanne Galliher is the wife of Patrick Galliher. The first sentence of the second paragraph of this section has been removed.

9. Item 402(g) of Regulation S-B provides that a compensatory plan or arrangement under which an executive officer will receive payments from the company must be described if the payments thereunder will exceed $100,000. Since the stated total compensation under the consulting agreement between Arthur DeJoya and the company will be $60,000, this contract is not required to be disclosed under the Executive Compensation section of the document.

The $36,000 figure was based on the amount of work to be done by Mr. De Joya. This agreement has been amended recently to defer the $36,000 payment to the end of the contract and this is to be paid in cash and not stock.

10. Since the Liquidity and Capital Resources section of the document already has a complete description of the Securities
Purchase Agreement with La Jolla Cove Investors, a cross-reference to that section has been added to the section Recent Sales of Unregistered Securities.

11. The November 30, 2005 unaudited financial statements in the document have been replaced by the February 28, 2006 unaudited financial statements.

12.  (a)  The noted language has been removed from the document.

(b) The Company did not file a February 2005 Form 10-QSB (since the Form 10-SB did not automatically go effective until March 8, 2005. The referenced changes have been reflected in the February 2006 Form 10-QSB.

(c) The requested changes to the Statements of Operation for the year ended May 31, 2005 has been made.

(d) Amended auditor's report has been included in the Form 10-SB and amended Form 10-KSB.

13. The referenced promissory note has been added as an exhibit to the Form 10-SB. The name of the holder of the note has been added under Recent Sales of Unregistered Securities.

14. The Form 10-KSB has been amended to reflect all applicable comments on the Form 10-SB.

15.  Item 308(c) of Regulation S-B provides the following:

     Changes in internal control over financial reporting. Disclose any change in the small business issuer's internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Rule 13a-15 or Rule 15d-15 under the Exchange Act that occurred during the small business issuer's last fiscal quarter (the small business issuer's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the small business issuer's internal control over financial reporting [emphasis added].

     SEC Final Rule 33-8618 specifically states that companies must begin to comply with the provisions of Exchange Act Rule 13a-15(d), requiring an evaluation of changes to internal controls over financial reporting requirements, with respect to the company's first periodic report due after the first annual report that must include management's report on internal control over financial reporting (for fiscal years ending on and after July 15, 2007). Item 308(c) states that a company must disclose any change "identified in connection with the evaluation required by paragraph (d) of Rule 13a-15." Therefore, since the Company is not yet required to conduct the evaluation under Rule 13a-15(d), then it cannot disclose any change in connection therewith.

     I have enclosed two marked copies of the filed Form 10-SB/A (Amendment No. 6), and the filed Form 10-KSB/A (Amendment No. 3) showing the changes made per this letter. Should you have any additional comments or questions, please feel free to contact me.

                                       Sincerely,




                                       /s/  Brian F. Faulkner
                                       Brian F. Faulkner

cc:  Pat Galliher, RMD Technologies, Inc.